Exhibit 1

For Immediate Release

BioLineRx Reports First Quarter 2026 Financial Results and Provides Corporate Update

- Announced first patient dosed in Phase 1/2a clinical trial of GLIX1 for treatment of glioblastoma (GBM) -

- Announced new GLIX1 data demonstrating potent anti-tumor effect in GBM across multiple in-vivo studies, including a temozolomide (TMZ)-resistant patient-derived xenograft model -

- Management to host conference call today, May 27, at 8:30 am EDT -

TEL AVIV, Israel, May 27, 2026 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a clinical-stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases, today reported its unaudited financial results for the quarter ended March 31, 2026, and provided a corporate update.

“Since our last quarterly update, we achieved a significant milestone for our company and for the GLIX1 development program with the dosing of the first patient in our Phase 1/2a clinical trial of GLIX1 in glioblastoma,” stated Philip Serlin, Chief Executive Officer of BioLineRx. “We are also very encouraged by compelling new pre-clinical data showing that GLIX1 demonstrated robust dose-dependent tumor-growth inhibition and survival benefit in orthotopic cell-derived xenograft (CDX) GBM models. Furthermore, in a newly completed subcutaneous TMZ-resistant patient-derived xenograft (PDX) GBM model, GLIX1 demonstrated a robust anti-tumor effect while no effect was observed with TMZ, highlighting the potential to address the very high unmet need in GBM.”

“In the coming days, we look forward to engaging with the broader oncology community at this year’s ASCO meeting with two abstracts featuring GLIX1. The abstracts highlight its novel mechanism of action and provide strong rationale for the development of GLIX1 in GBM as well as in other cancers. They also highlight that in safety studies in animals GLIX1 was safe up to the highest feasible doses tested, supporting the combination with other anti-cancer agents. Furthermore, the abstracts highlight the compelling mechanistic rationale for combining GLIX1 with PARP inhibitors supported by synergistic effect in cell lines across diverse cancers including from tumor types typically less responsive to PARP inhibition.”

Financial Updates

•	With $17.4 million on its balance sheet as of March 31, 2026, BioLineRx is maintaining its cash runway guidance into the first half of 2027.

Development Updates

GLIX1

•	Phase 1/2a clinical trial of GLIX1 in glioblastoma and other cancers initiated in March 2026.

o	The first patient was dosed at NYU Langone Health under the supervision of Dr. Alexandra Miller, Chief of Neuro-Oncology & Co-Director of Brain and Spine Tumor Center, Perlmutter Cancer Center.

o
Two additional leading cancer centers are participating in the study: Northwestern University, led by Dr. Roger Stupp and Dr. Ditte Primdahl; and Moffit Cancer Center, led by Dr. Patrick Grogan. Additional sites may be added to the study at a later date.

o
The Phase 1 part of the trial is expected to recruit up to 30 patients with recurrent and progressive GBM and other high-grade gliomas. The objective is to establish a maximum tolerated dose (MTD) and/or a recommended dose based on safety, PK/PD and preliminary efficacy.

o
The Phase 2a expansion part of the trial is planned to include additional indications, including newly diagnosed GBM, as well as select cancers, with GLIX1 as monotherapy or in combination with standard of care (including in combination with PARP inhibitors). These cohorts are expected to identify preliminary efficacy, PD assessments and dose optimization data, serving as the basis for a rapid and effective advanced clinical development plan.

•	Announced new GLIX1 data demonstrating potent anti-tumor effect in GBM across multiple in-vivo studies, including a temozolomide (TMZ)-resistant patient-derived xenograft model

•	Announced two abstracts on GLIX1 that were selected for publication during the American Society of Clinical Oncology (ASCO) Annual Meeting, which is scheduled for May 29-June 2, in Chicago, IL.

•	Pre-clinical activities in support of clinical development for GLIX1 in additional cancer indications, including in combination with PARP inhibitors, are ongoing.

Motixafortide

Pancreatic Ductal Adenocarcinoma (mPDAC)

•
Enrollment is continuing in the CheMo4METPANC Phase 2b clinical trial, which is being led by Columbia University, and supported by both Regeneron and BioLineRx. The trial is evaluating motixafortide in combination with the PD-1 inhibitor cemiplimab and standard chemotherapy (gemcitabine and nab-paclitaxel).

o	A prespecified interim/futility analysis is planned when 40% of progression-free survival (PFS) events are observed, which the Company continues to anticipate will occur in 2026.

APHEXDA Performance Update

•	APHEXDA sales for the first quarter of 2026 were $2.7 million, which provided royalty revenues to the company of $0.5 million.

Financial Results for the Quarter ended March 31, 2026

•
Revenues for the three months ended March 31, 2026 were $0.5 million, an increase of $0.2 million, compared to revenues of $0.3 million for the three months ended March 31, 2025. The increase in revenues from 2025 to 2026 reflects an increase in royalties paid by Ayrmid from the commercialization of APHEXDA.

•
Cost of revenues for the three months ended March 31, 2026 was $0.1 million, compared to immaterial cost of revenues for the three months ended March 31, 2025. The cost of revenues reflects sub-license fees on royalties paid by Ayrmid from the commercialization of APHEXDA.

•
Research and development expenses for the three months ended March 31, 2026 were $2.5 million, an increase of $0.9 million, or 55.8%, compared to $1.6 million for the three months ended March 31, 2025. The increase resulted primarily from expenses related to the new GLIX1 project.

•
General and administrative expenses for the three months ended March 31, 2026 were $0.9 million, a decrease of $0.1 million, or 13.3%, compared to $1.0 million for the three months ended March 31, 2025. The decrease resulted primarily from a decrease in legal expenses, as well as a decrease in a number of other general and administrative expenses.

•
Net non-operating income amounted to $0.5 million for the three months ended March 31, 2026, compared to net non-operating income of $7.6 million for the three months ended March 31, 2025. Non-operating income for the periods primarily relates to non-cash fair-value adjustments of warrant liabilities, as a result of changes in the Company’s share price, offset by warrant offering expenses.

•
Net financial expenses for the three months ended March 31, 2026 were immaterial compared to net financial expenses of $0.1 million for the three months ended March 31, 2025. Net financial expenses for the periods primarily relate to interest paid on loans, partially offset by investment income earned on bank deposits.

•	Net loss for the quarter ended March 31, 2026 was $2.6 million, compared to net income of $5.1 million for the quarter ended March 31, 2025.

•	As of March 31, 2026, the Company had cash, cash equivalents, and short-term bank deposits of $17.4 million.

Conference Call and Webcast Information

To access the conference call, please dial +1-888-407-2553 from the U.S. or +972-3-918-0685 internationally. A live webcast and a replay of the call can be accessed through the event page on the Company's website. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast. The call replay will be available approximately two hours after completion of the live conference call. A dial-in replay of the call will be available until May 28, 2026; please dial +1-888-295-2634 from the US or +972-3-925-5904 internationally.

About BioLineRx
BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a clinical-stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. The Company’s lead development asset is GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other solid tumors, for which a Phase 1/2a clinical trial was initiated in the first quarter of 2026. GLIX1 is being developed under a collaboration with Hemispherian AS.

The Company's first approved product, APHEXDA® (motixafortide), is indicated in the U.S. for stem cell mobilization for autologous transplantation in multiple myeloma, and is being commercialized by Ayrmid Ltd. (globally, except Asia) and developed by Gloria Biosciences (in Asia). BioLineRx has retained the rights to develop motixafortide in metastatic pancreatic cancer (PDAC) and has a Phase 2b PDAC trial currently ongoing under a collaboration with Columbia University.

Learn more about who we are, what we do, and how we do it at www.biolinerx.com, or on LinkedIn.

Forward Looking Statement

Various statements in this release concerning BioLineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," and "would," and describe opinions about future events. These include statements regarding management's expectations, beliefs and intentions regarding, among other things, the expectations with regard to the planned Phase 1/2a GLIX1 clinical trial, expected timing of a clinical readout, and BioLineRx's business strategy. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BioLineRx's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the clinical development, commercialization and market acceptance of GLIX1 and motixafortide including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients; the initiation, timing, progress and results of BioLineRx’s preclinical studies, clinical trials and other therapeutic candidate development efforts; BioLineRx’s ability to advance GLIX1 and motixafortide into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results for GLIX1 and motixafortide will be predictive of real-world results; BioLineRx’s receipt of regulatory approvals for GLIX1 and motixafortide and the timing of other regulatory filings and approvals; whether access to GLIX1 and motixafortide is achieved in a commercially viable manner and whether GLIX1 and motixafortide receives adequate reimbursement from third.-party payors; BioLineRx’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of BioLineRx’s collaborators to execute on their development and commercialization plans; BioLineRx’s ability to integrate new therapeutic candidates and new personnel, as well as new collaborations; the interpretation of the properties and characteristics of BioLineRx’s therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx’s business model and strategic plans for its business and therapeutic candidates; the scope of protection that BioLineRx’s is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx’s expenses, future revenues, capital requirements and its need for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx’s industry; BioLineRx’s ability to maintain the listing of its ADSs on Nasdaq; statements as to the impact of the political and security situation in Israel on BioLineRx’s business which may exacerbate the magnitude of the factors discussed above. These and other factors are more fully discussed in the "Risk Factors" section of BioLineRx's most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2026. In addition, any forward-looking statements represent BioLineRx's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:

United States
Chuck Padala
LifeSci Advisors, LLC
IR@biolinerx.com

Israel
Moran Meir
LifeSci Advisors, LLC
moran@lifesciadvisors.com

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	March 31,
	2025	2026
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	3,250	2,504
Short-term bank deposits	17,626	14,849
Prepaid expenses	201	181
Other receivables	456	1,891
Inventory	2,148	2,157
Total current assets	23,681	21,582

NON-CURRENT ASSETS
Property and equipment, net	160	146
Right-of-use assets, net	696	721
Intangible assets, net	16,368	16,348
Total non-current assets	17,224	17,215
Total assets	40,905	38,797

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	4,479	4,479
Accounts payable and accruals:
Trade	3,493	4,905
Other	1,743	2,249
Current maturities of lease liabilities	234	253
Warrants	2,174	1,738
Total current liabilities	12,123	13,624

NON-CURRENT LIABILITIES
Long-term loan, net of current maturities	4,460	3,359
Lease liabilities	977	979
Total non-current liabilities	5,437	4,338

COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	17,560	17,962

EQUITY
Equity attributable to owners of the Company:
Ordinary shares	73,428	73,428
Share premium	327,584	327,584
Warrants	3,686	3,686
Capital reserve	15,916	15,994
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(401,002)	(402,603)
Total equity attributable to owners of the Company	18,196	16,673
Non-controlling interest	5,149	4,162
Total equity	23,345	20,835
Total liabilities and equity	40,905	38,797

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

	Three months ended March 31,
	2025	2026
	in USD thousands

ROYALTY REVENUES	255	477
COST OF REVENUES	(34)	(95)
GROSS PROFIT	221	382
RESEARCH AND DEVELOPMENT EXPENSES	(1,623)	(2,528)
GENERAL AND ADMINISTRATIVE EXPENSES	(989)	(858)
OPERATING LOSS	(2,391)	(3,004)
NON-OPERATING INCOME, NET	7,644	458
FINANCIAL INCOME	294	208
FINANCIAL EXPENSES	(420)	(250)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	5,127	(2,588)

ATTRIBUTION OF NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
To owners of the Company	5,127	(1,601)
To non-controlling interests	-	(987)
	5,127	(2,588)

	in USD
EARNINGS (LOSS) PER ORDINARY SHARE – BASIC AND DILUTED ATTRIBUTABLE TO OWNERS OF THE COMPANY	0.00	(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF BASIC AND DILUTED EARNINGS (LOSS) PER ORDINARY SHARE	2,217,728,234	2,660,228,740

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Equity attributable to owners of the Company							Non-controlling interest	Total
	Ordinary shares		Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit
	in shares 000’s	in USD thousands
BALANCE AT JANUARY 1, 2025	1,336,670	38,097	353,693	5,367	17,547	(1,416)	(399,827)	-	13,461
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2025:
Issuance of share capital, pre-funded warrants and warrants, net	600,128	16,415	(14,836)	501	-	-	-	-	2,080
Pre-funded warrants exercised	295,804	8,058	(5,876)	(2,182)	-	-	-	-	-
Employee stock options expired	-	-	646	-	(646)	-	-	-	-
Share-based compensation	-	-	-	-	194	-	-	-	194
Comprehensive income for the year	-	-	-	-	-	-	5,127	-	5,127
BALANCE AT MARCH 31, 2025	2,232,602	62,570	333,627	3,686	17,095	(1,416)	(394,700)	-	20,862

	Equity attributable to owners of the Company							Non-controlling interest	Total
	Ordinary shares		Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit
	in shares 000’s	in USD thousands
BALANCE AT JANUARY 1, 2026	2,610,814	73,428	327,584	3,686	15,916	(1,416)	(401,002)	5,149	23,345
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2026:
Share-based compensation	-	-	-	-	78	-	-	-	78
Comprehensive loss for the year	-	-	-	-	-	-	(1,601)	(987)	(2,588)
BALANCE AT MARCH 31, 2026	2,610,814	73,428	327,584	3,686	15,994	(1,416)	(402,603)	4,162	20,835

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three months ended March 31,
	2025	2026
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Comprehensive income (loss) for the period	5,127	(2,588)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(7,718)	308
Net cash used in operating activities	(2,591)	(2,280)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(12,307)	(5,181)
Maturities of short-term deposits	4,130	7,890
Purchase of property and equipment	-	(6)
Net cash provided by (used in) investing activities	(8,177)	2,703

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital, pre-funded warrants and warrants, net of issuance costs	10,697	-
Repayments of loan	(1,120)	(1,120)
Repayments of lease liabilities	(127)	(60)
Net cash provided by (used in) financing activities	9,450	(1,180)

DECREASE IN CASH AND CASH EQUIVALENTS	(1,318)	(757)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	10,436	3,250
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(82)	11
CASH AND CASH EQUIVALENTS - END OF PERIOD	9,036	2,504

BioLineRx Ltd.

APPENDIX TO CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three months ended March 31,
	2025	2026
	in USD thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	165	88
Exchange differences on cash and cash equivalents	82	(11)
Fair value adjustments of warrants	(8,311)	(436)
Share-based compensation	194	78
Interest and exchange differences on short-term deposits	(30)	68
Warrant issuance costs	702	-
Exchange differences on lease liabilities	(7)	8
	(7,205)	(205)

Changes in operating asset and liability items:
Decrease in trade receivables	1,007	46
Increase in inventory	(170)	(9)
Decrease (increase) in prepaid expenses and other receivables	1,157	(1,461)
Increase (decrease) in accounts payable and accruals	(2,507)	1,937
	(513)	513
	(7,718)	308

Supplemental information on interest received in cash	236	259
Supplemental information on interest paid in cash	361	245
Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	44	73
Warrant issuance costs	237	-